EXHIBIT C   **10.3**


FORM OF

INDEMNITY AGREEMENT


INDEMNITY AGREEMENT (this "**Agreement**"), dated as of [●], 2007, is made and entered into by and among Sempra Energy, a California corporation ("**Sempra**") and The Royal Bank of Scotland plc, a Scottish company limited by shares (the "**Indemnitor**"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Formation Agreement (as defined below).


RECITALS


WHEREAS, Sempra, the Indemnitor, Sempra Global, a California corporation, and Sempra Energy Trading International, B.V., a company formed under the laws of the Netherlands (together with Sempra and Sempra Global, the "**Sempra Parties**"), are parties to the Master Formation and Equity Interest Purchase Agreement, dated as of [●], 2007 (the "**Formation Agreement**");

WHEREAS, pursuant to the Formation Agreement, the parties thereto have agreed to form, and provide initial capital to, the RBS Sempra Commodities LLP, an English limited liability partnership (the "**Partnership**"), and the Sempra Parties have agreed to sell the SET Companies to the Partnership on the terms and subject to the conditions set forth therein;

WHEREAS, the SET Companies engage in trading and other activities, and in connection with such activities, Sempra and its Subsidiaries other than the SET Companies (collectively, the "**Indemnified Parties**")[1] have, from time to time, provided guarantees, letters of credit, indemnities, surety instruments, performance bonds, and other forms of credit support and financial arrangements for the benefit of the customers and creditors of the SET Companies (collectively, the "**Financial Assurances**");

WHEREAS, pursuant to Section 7.12(b)(iii) of the Formation Agreement, the parties thereto intended to use their commercially reasonable efforts to cause the novation (substituting the Indemnitor for the relevant Indemnified Party) or termination, to the greatest extent possible, of the outstanding Financial Assurances prior to the Closing Date;

WHEREAS, the parties acknowledge that certain Financial Assurances continue to be outstanding on and after the Closing Date;

WHEREAS, the parties have agreed that, on and after the Closing Date, the Indemnitor, rather than Sempra or its Subsidiaries, will provide credit support to the Partnership and its Subsidiaries and, in connection therewith, the Indemnitor will assume the responsibility for, and indemnify the Indemnified Parties against, any liabilities arising in connection with the Financial Assurances outstanding on and after the Closing Date; and

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[1]   If any Financial Assurance listed on Schedule I immediately prior to the Closing Date is provided by a Subsidiary of Sempra, that Subsidiary will be added as a party to this Agreement prior to its execution and delivery.

WHEREAS, in order to induce the Sempra Parties to consummate the closing under the Formation Agreement, the Indemnitor has agreed to enter into this Agreement to indemnify the Indemnified Parties against Losses (as defined below) arising in connection with the Financial Assurances.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

RELEASE OF LIABILITY AND INDEMNIFICATION

1.01   Indemnification. The Indemnitor agrees to indemnify and hold harmless the Indemnified Parties for any and all out-of-pocket cash expenditures after Closing actually made by any of the Indemnified Parties in respect of any loss, liability, claim, obligation, penalty, action, judgment, suit, proceeding, damage, together with all reasonably incurred disbursements, costs, expenses (including costs of investigation and defense and appeal and reasonable attorneys' fees and expenses) or Taxes of any kind or nature whatsoever and, for avoidance of doubt and without limitation on the rights of any of the Indemnified Parties to make a claim in respect of any out of pocket expenditures after Closing, shall not include any diminution of assets (collectively, "**Losses**"), in respect of Financial Assurances listed in Schedule I hereto ("**Financial Assurance Payments**"). Sempra agrees that Schedule I hereto includes each Financial Assurance to be covered by this Agreement, and that Sempra has listed with respect to each such Financial Assurance on Schedule I the following information: (i) the type of Financial Assurance provided; (ii) the identity of the applicable contract or other agreement evidencing the Financial Assurance, including the parties thereto; and (iii) whether the Financial Assurance is a limited or unlimited obligation and, if it is a limited obligation, identify the applicable limit; provided that, (a) from and after the date hereof, Sempra shall be permitted to update Schedule I to include any Financial Assurances with respect to Trading Agreements entered into by the SET Companies at any time and (b) on the Closing Date, Sempra shall be permitted to update Schedule I to include any Financial Assurances with respect to Indebtedness and Leases of the SET Companies; provided further that, any such update shall be made in writing to the Indemnitor prior to any Third Party Claim (as defined below) being made in respect of any such additional Financial Assurances.

1.02   Indemnification Procedures. The indemnification obligations and liabilities of the Indemnitor under this Agreement shall be governed by the following additional terms and conditions:

(a)   If any Indemnified Party shall receive notice of any demand for payment or other obligation (a "**Third Party Claim**") from a third party under any Financial Assurance, the relevant Indemnified Party shall give the Indemnitor notice of such demand for payment or other obligation, stating with reasonable specificity, if available, the amount of the payment or other obligation that it expects to make under the Financial Assurances, and method of computation thereof, and containing a copy of and reference to the provisions of the Financial Assurance in respect of which such payment or other obligation has arisen or to which it relates and any other pertinent facts and circumstances relating to such payment or other obligation, within 5 days, of the receipt by the Indemnified Parties of such notice of any demand for payment or other obligation; *provided* that failure to notify or delay in notifying the Indemnitor shall not release their obligations under this Agreement except to the extent such failure or delay actually harms the Indemnitor.

(b)   After receipt by the Indemnitor of the notice set forth in Section 1.02(a), the Indemnitor shall either advise the Indemnified Parties to make payment and provide immediately available funds for such purpose or shall indemnify the Indemnified Parties hereunder against any Losses that may result from non-payment of such payment or other obligation, including Losses arising from the refusal to pay; provided, that if the Indemnitor provides immediately available funds for such purpose and the Indemnified Parties fail to make the relevant payment, the Indemnitor shall have no obligation in respect of any Losses that may result from non-payment of such payment or obligation, including Losses arising from the refusal to pay.

(c)   The Indemnified Parties will make payment under such Financial Assurance only if and to the extent instructed to do so by the Indemnitor; it being understood that in no event shall the Indemnitor be liable to indemnify, defend, reimburse and hold harmless the Indemnified Parties under this Agreement for any Losses in respect of a Financial Assurance in excess of the Losses actually suffered by the Indemnified Parties (including any Losses as described under subsection (b) above).

(d)   To the extent the Indemnitor pays in full any Third Party Claim pursuant to this Agreement, the Indemnitor shall be subrogated to and shall stand in the place of the Indemnified Parties as to any events or circumstances in respect of which the Indemnified Parties may have any right or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other Person. The Indemnified Parties shall reasonably cooperate with the Indemnitor in prosecuting any subrogated right or claim.

(e)   The Indemnitor shall have the opportunity to assume all the relevant rights, if any, of the Indemnified Parties under the agreements for which the payment or other obligation has been made as well as assume and control the defense of any claims arising out of such payment or other obligation at its expense and using counsel reasonably satisfactory to the Indemnified Parties.

(f)   Nothing herein shall require the Indemnified Parties to delay payment beyond the date due under the applicable Financial Assurance.

1.03   Reinstatement.   To the extent any reimbursement or payment upon subrogation, or any part thereof, from the SET Companies in respect of any Financial Assurances is, pursuant to any Legal Requirement, rescinded or reduced in amount, or must otherwise be restored or returned by any Indemnified Party, whether as a "voidable preference", "fraudulent conveyance", or otherwise, Indemnitor's obligations under this Agreement shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

1.04   Recharacterization. Each of the parties hereto intends for this Agreement to be an indemnity agreement. To the extent, however, that this Agreement is treated as being a guarantee or creating a suretyship obligation, the Indemnitor agrees that:

(a)   the Indemnitor's obligations hereunder shall not be affected by the existence, validity, enforceability, perfection, or extent of any collateral for any Financial Assurance;

(b)   the Indemnified Parties shall not be obligated to file any claim relating to the obligations of the Indemnitor hereunder;

(c)   in the event that the Indemnitor becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Indemnified Parties so to file shall not affect the Indemnitor's obligations hereunder. In the event that any payment by the Indemnified Parties in respect of any Financial Assurance is rescinded or must otherwise be returned for any reason whatsoever, the Indemnitor shall remain liable hereunder in respect of such Financial Assurance as if such payment had not been made; and

(d)   the Indemnitor reserves the right to assert defenses which the Indemnified Parties may have to the making of any payment under Financial Assurance, other than defenses expressly waived hereby.

1.05   Consents, Waivers and Renewals. The Indemnitor agrees that the Indemnified Parties may at any time and from time to time, upon prior written consent of the Indemnitor (which consent shall be made in the Indemnitor's sole discretion), extend the time of payment of, exchange or surrender any collateral for, or renew any of the Financial Assurance, and may also, subject to such consent of the Indemnitor, make any agreement for the extension, renewal, payment, compromise, discharge or release of the Financial Assurance, in whole or in part, or for any modification of the terms thereof or of any agreement between Indemnified Parties and the beneficiaries of the Financial Assurance, without in any way impairing or affecting the Indemnitor's obligations hereunder. The Indemnitor shall make payments hereunder without any reduction on account of any counterclaim, set off, or defense Indemnitor may have against any Indemnified Party or any other Person. The Indemnitor unconditionally waives, to the greatest extent permitted by Applicable Law, each of the following rights, remedies and notices: (a) any and all notice of the renewal, extension or accrual of any of the obligations under this Agreement and notice of or proof of reliance by any Indemnified Party upon this Agreement, or acceptance of this Agreement, and the obligations under this Agreement, (b) subject to Section 1.02(c), any requirement that any Indemnified Party exhaust any right or take any action against the SET Companies, the Indemnitor or any other Person or any collateral, (c) any and all rights which Indemnitor may have or which at any time hereafter may be conferred upon it, by statute (including but not limited to any statute of limitations), regulation or otherwise, to terminate or cancel this Agreement except in accordance with its terms, (d) all notices which may be required by statute, rule of law or otherwise to preserve any rights against the Indemnitor hereunder, including, without limitation, any demand, presentment, protest, proof or notice of nonpayment of any amounts payable under or in respect of the Financial Assurances, and notice of any failure on the part of SET Companies to perform and comply with any term or condition of any Financial Assurance except as may be required thereby, (e) any rights in respect of the failure of the Indemnified Parties to assert rights to the enforcement, assertion or exercise of any right, remedy, power or privilege under or in respect of any of the Financial Assurances except as otherwise set forth herein, (f) any requirement of diligence and (g) notice of acceptance of this Agreement.

ARTICLE II

GENERAL PROVISIONS

2.01 <u>Representations and Warranties</u>. Each party hereto represents and warrants as follows: (i) it is a corporation or company, as the case may be, duly authorized and validly existing under the jurisdiction of its organization, with full corporate power and authority, and has secured all necessary approvals necessary, to enter into and perform its obligations under this Agreement; (ii) it has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement; (iii) this Agreement has been duly executed and delivered by such party and is a legal, valid and binding obligation of such party, enforceable against it in accordance with its terms; and (iv) the execution, delivery and performance of this Agreement will not cause such party to be in violation of any agreement or law, regulation, order or court process or by which it or its properties are bound or affected.

2.02 <u>Access to Information</u>.

(a) The Indemnified Parties shall, and shall cause their officers, directors, employees, agents, representatives, accountants and counsel to, afford the officers, employees and authorized agents, accountants, counsel, financing sources and representatives of the Indemnitor reasonable access, during normal business hours, to the books and records of the Indemnified Parties reasonably necessary for the Indemnitor to enforce any rights it may have under this Agreement, including, without limitation, information and data regarding all Financial Assurances, and access to those officers, directors, employees, agents, accountants and counsel (provided that no such counsel shall be required to divulge information deemed privileged by such counsel in such counsel's judgment after prior consultation with counsel for the Indemnitor) of the Indemnified Parties who have any knowledge relating to the same.

(b) The Indemnitor shall cause the Partnership and its Subsidiaries and their officers, directors, employees, agents, representatives, accountants and counsel to, afford the officers, employees and authorized agents, accountants, counsel, financing sources and representatives of the Indemnified Parties reasonable access, during normal business hours, to the books and records of the Partnership and its Subsidiaries reasonably necessary for the Indemnified Parties to enforce any rights it may have under any Financial Assurance, including, without limitation, information and data in respect of such Financial Assurances, and access to those officers, directors, employees, agents, accountants and counsel (provided that no such counsel shall be required to divulge information deemed privileged by such counsel in such counsel's judgment after prior consultation with counsel for the Indemnified Parties) of the Partnership and its Subsidiaries who have any knowledge relating to the same.

2.03 <u>No Modification of Agreements</u>. Until the later of (a) one year following the Closing Date and (b) 18 months following the date of the Formation Agreement (such date, the "**Novation Deadline**"), the Indemnitor and its Subsidiaries (including the Partnership) may enter into or amend, modify, extend or renegotiate any agreement, contract or other instrument or document with respect to which any obligations are guaranteed or otherwise secured by any Financial Assurance, notwithstanding that such actions may reasonably be expected to give rise to, or increase the potential exposure of any Indemnified Person to, any Losses in connection with such Financial Assurance; provided that the Indemnified Parties shall be entitled to indemnification by the Indemnitor hereunder with respect to such Financial Assurances as if such new, amended, modified, extended or renegotiated agreements, contracts or other instruments or documents were in effect as of the date hereof. Following the Novation Deadline, the Indemnitor shall not, and shall cause its Subsidiaries (including the Partnership) not to, take any of the actions described in the preceding sentence without the prior written consent of Sempra.

2.04   Entire Agreement; Assignment; No Third Party Rights. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof, and any attempt to assign this Agreement will be void; provided, however, that upon a merger or consolidation of the Indemnitor or any of the Indemnified Parties, the rights and obligations of the Indemnitor or any Indemnified Party, as applicable, hereunder shall automatically be assigned and assumed by the surviving entity by operation of law or otherwise without the written consent of the other parties hereto. Neither the Indemnitor nor Sempra may, in whole or in part, assign any of its rights or interests or delegate any of its obligations under this Agreement without the prior written consent of both Sempra and the Indemnitor, and any attempt to do so will be void. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of Sempra and the Indemnitor. Nothing expressed or referred to in this Agreement will be construed to give any person other than Sempra and the Indemnitor any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 2.04.

2.05   Gross-up. Where any payment is made (including by way of set off) to an Indemnified Party under this Agreement and that sum is subject to a charge to Tax in the hands of the recipient, the sum payable shall be increased to such sum as will ensure that after payment of such Tax (and after giving credit for any tax relief received by or available to the recipient in respect of the matter giving rise to the payment) the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Tax.

2.06   Survival. Notwithstanding any termination of this Agreement, Section 1 shall survive and remain in full force and effect.

2.07   Severability. If any provision (or part thereof) of this Agreement is held illegal, invalid or unenforceable under any present or future Legal Requirement, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision (or part thereof) will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision (or part thereof) had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision (or part thereof) or by its severance herefrom.

2.08   Notices. The provisions of Section 10.4 of the Formation Agreement with respect to Sempra and the Indemnitor are incorporated herein by reference as if set out in full herein.

2.09   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.

2.10   Disputes.

(a)   In the event of any disagreement, dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity hereof, the party asserting such disagreement, dispute, controversy or claim shall deliver notice thereof to the other party (a "**Dispute Notice**"), and the parties shall use their reasonable best efforts (except to the extent a different standard is expressly provided for in this Agreement) to settle such disagreement, dispute, controversy or claim. To this effect, the parties shall consult and negotiate with each other in good faith and, recognizing their mutual interest, attempt to reach a solution satisfactory to the parties. If the parties do not reach such a solution within a period of 60 days, then, upon notice by either party to the others (an "**Arbitration Demand**"), all disagreements, disputes, controversies or claims arising out of or relating to this Agreement, or the breach, termination or invalidity hereof shall be finally settled by arbitration in accordance with the International Dispute Resolution Procedures (the "**AAA Rules**") of the International Centre for Dispute Resolution of the American Arbitration Association (the "**AAA**"), subject to Section 2.10(g).

(b)   Within 30 days of the delivery of an Arbitration Demand, each of Sempra and the Indemnitor shall simultaneously select one person to act as arbitrator, but if any of Sempra or the Indemnitor shall fail to appoint an arbitrator within such period, the AAA shall appoint such arbitrator. The arbitrators chosen (or deemed to be chosen) by Sempra and the Indemnitor shall attempt to agree upon a third arbitrator, but if they fail to do so within 15 days after the appointment of the party-appointed arbitrators, then either Sempra or the Indemnitor may request that the AAA appoint the third arbitrator. The third arbitrator (however chosen) shall be a citizen of a country other than the United Kingdom or the United States and shall preside over the arbitration proceedings. Prior to the commencement of hearings, each of the arbitrators shall provide an oath or undertaking of impartiality.

(c)   The arbitration panel selected under Section 2.10(b) shall have full power to decide any disagreement, dispute, controversy or claim referred to in Section 2.10(a) as well as whether such disagreement, dispute, controversy or claim is within the scope of Section 2.10(a). All decisions of such panel shall be by majority vote. The decision of the arbitration panel shall be final and binding upon the parties to the disagreement, dispute, controversy or claim, and judgment may be enforced upon the award in any court of competent jurisdiction.

(d)   The place of the arbitration shall be New York, New York, and the arbitration shall be conducted in the English language.

(e)   The arbitration panel may apportion the costs of arbitration in its award, as provided in the AAA Rules.

(f)　　Any party may apply to the arbitrator seeking injunctive relief until the arbitration award is rendered or the controversy is otherwise resolved.　Any party also may, without waiving any remedy under this Agreement, seek from any court having jurisdiction any interim or provisional relief that is necessary to protect the rights or property of that party, prior to the constitution of the arbitration panel or pending the arbitration panel's determination of the merits of the controversy.

(g)　　The International Bar Association Rules on the Taking of Evidence in International Commercial Arbitration ("**IBA Rules**") shall apply together with the AAA Rules, and where the IBA Rules are inconsistent with the AAA Rules, the IBA Rules shall prevail but solely as regards the presentation and reception of evidence.　The arbitration panel provided for herein shall control any pre-hearing exchange of information, including, but not limited to, the right to require the parties to exchange documents or make any Person subject to their control available for deposition or interview before the hearing.　The parties further agree that the parties shall have the right in advance of any hearing to take the deposition of (i) any Person who is to be called as a witness in the arbitration and (ii) upon good cause being shown to the arbitration panel provided for herein, any Person under the control of a party.

(h)　　Each party hereto irrevocably and unconditionally, with respect to enforcement of any final decision rendered by the arbitration panel under Section 2.10(c) and interim relief under Section 2.10(f):

(i)　　submits for itself and its property in any legal action or proceeding relating to this Agreement, or for recognition and enforcement of any judgment in respect thereof, to the non-exclusive general jurisdiction of the State of New York and England;

(ii)　　consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii)　　agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 10.4 of the Formation Agreement;

(iv)　　agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction;

(v)　　agrees that equitable remedies in any action or proceeding referred to in this Section 2.10(h) will be acceptable and agrees that any Party shall be entitled to such remedy in respect of the enforcement of such Party's rights herein; and

(vi)　　except as set forth in connection with Third Party Claims, waives to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 2.10 any special, exemplary, or punitive damages.

2.11   <u>Counterparts</u>.   This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes.

2.12   <u>Modification</u>. This Agreement may not be amended, supplemented, or otherwise modified except by a written agreement executed by all parties.

2.13   <u>Nonwaiver</u>. The failure of any party to assert or enforce any right arising under this Agreement shall not constitute a waiver of such right, or any other right arising hereunder. No waiver of any of the provisions hereof shall be effective unless in writing and signed by the party charged with such waivers.

2.14   <u>Headings</u>. Any headings or captions appearing in this Agreement are intended solely for convenience of reference and shall not constitute a part of this Agreement or define or limit any of the terms and conditions hereof.

2.15   <u>Further Assurances</u>. From time to time after the date hereof, each party shall, and shall cause its affiliates, promptly to execute, acknowledge and deliver any other assurances or documents reasonably requested by the other party and necessary for the requesting party to satisfy its obligations hereunder or to obtain the benefits of the transactions contemplated hereby, including any additional instruments or documents reasonably considered necessary by such requesting party to cause the provisions of this Agreement, including Section 1.01, to be, become or remain valid and effective in accordance with its terms.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

SEMPRA ENERGY

By: _____
    Name:
    Title:

THE ROYAL BANK OF SCOTLAND PLC

By: _____
    Name:
    Title: